December 19, 2024

Sean Saint
Chief Executive Officer
Beta Bionics, Inc.
11 Hughes
Irvine, CA 92618

       Re: Beta Bionics, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted December 16, 2024
           CIK No. 0001674632
Dear Sean Saint:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1
Prospectus Summary
Commercial Opportunity and Strategy, page 3

1. We note your response to comment 1. Please revise to explain the reasonableness of the assumption that all current users of MDI will be fully converted to pumps in your
       $4 Billion Total Addressable Market estimate. In your discussion, further describe your bases for this assumption in light of various factors, including your current competitive position, prior and current adoption rates and estimated timeframes.
 December 19, 2024
Page 2
Management, page 198

2. We note your disclosure that your executive chairman and various directors intend to resign from your board of directors. Please revise to discuss the reason for their resignation.

       Please contact Jeanne Baker at 202-551-3691 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Carlos Ramirez, Esq.